As filed with the Securities and Exchange Commission on March 18, 1999
==============================================================================



                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               -------------

                              SCHEDULE 14D-1
                Tender Offer Statement Pursuant to Section
              14(d)(1) of the Securities Exchange Act of 1934

                             (Amendment No. 3)

                      Oacis Healthcare Holdings Corp.
                         (Name of Subject Company)


              Science Applications International Corporation
                       Oscar Acquisition Corporation
                    a direct wholly-owned subsidiary of
              Science Applications International Corporation

                                 (Bidders)

                  Common Stock, Par Value $0.01 per Share
                      (Title of Class of Securities)

                               -------------

                              00175167107510
                              (CUSIP Number)


                           William A. Roper, Jr.
                          Chief Financial Officer
              Science Applications International Corporation
                             1241 Cave Street
                            La Jolla, CA 92037
                              (619) 535-7711

                  (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices
                  and Communications on Behalf of Bidder)

                                Copies to:
                              David L. Caplan
                           Davis Polk & Wardwell
                           450 Lexington Avenue
                         New York, New York 10017
                         Telephone: (212) 450-4000


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CUSIP No. 00175167107510


    1     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Science Applications International Corporation
          95-3630868

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]
    3     SEC USE ONLY

    4     SOURCE OF FUNDS
          WC

    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)                          [ ]

    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

    7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON

          0

    8     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
          EXCLUDES CERTAIN SHARES                                          [ ]

    9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

          0%

   10     TYPE OF REPORTING PERSON
          HC, CO



CUSIP No. 00175167107510


   1      NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Oscar Acquisition Corporation
          Awaiting tax identification number

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]

   3      SEC USE ONLY

   4      SOURCE OF FUNDS
          WC

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)                          [ ]

   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

   7      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON
          0

   8      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
          EXCLUDES CERTAIN SHARES                                          [ ]

   9      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
          0%

  10      TYPE OF REPORTING PERSON
          CO



      This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") originally filed with the Securities and Exchange Commission (the "Commission") on February 26, 1999 by Oscar Acquisition Corporation, a Delaware corporation ("Purchaser"), and Science Applications International Corporation, a Delaware corporation ("Parent"), as amended by Amendment No. 1 filed with the Commission on March 11, 1999 and Amendment No. 2 filed with the Commission on March 18, 1999, relating to the offer by Purchaser to purchase all of the issued and outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Oacis Healthcare Holdings Corp. at $4.45 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 26, 1999 and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 14D-1. This Amendment No. 3 is being filed on behalf of the Purchaser and Parent.

     All capitalized terms used in this Amendment No. 3 without definition have the meanings attributed to them in the Schedule 14D-1.

Item 11. Material to be Filed as Exhibits.

Item 11 is hereby amended to add the following exhibit:

   (a)(9) Text of joint press release issued by Parent and Oacis Healthcare Holdings Corp. dated March 18, 1999


                                 SIGNATURE


      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 19, 1999              Oscar Acquisition Corporation


                                      By: /s/ W.A. Roper
                                          ---------------------------------
                                          Name: William A. Roper, Jr.
                                          Title: Chief Financial Officer

                                   Science Applications International
                                     Corporation


                                      By: /s/ Douglas E. Scott
                                          ---------------------------------
                                          Name: Douglas E. Scott
                                          Title: Senior Vice President
                                                 and General Counsel



                               EXHIBIT INDEX

Exhibit
Number   Description
-------  -----------

99(a)(9) Text of joint press release issued by Parent and Oacis Healthcare Holdings Corp. dated March 18, 1999